Exhibit (a)(5)(iii)

Gregory F. Pilcher
Senior Vice President, General Counsel
and Corporate Secretary

                      April 27, 2005

Dear Kerr-McGee Stockholder:

        As we prepare for Kerr-McGee's Annual Meeting of Stockholders on Tuesday, May 10, 2005, we are writing once again to remind you to register your vote.

        YOUR VOTE IS STILL IMPORTANT! If you have not already signed and returned the WHITE proxy card we mailed to you previously, Kerr-McGee encourages you to sign and return the enclosed WHITE proxy card. We urge you to vote FOR items 1, 2, 3 and 4, and AGAINST item 5 on the WHITE proxy card and to mail back the WHITE proxy card in the enclosed postage-paid envelope.

        On April 13, 2005, we announced that we would commence a modified "Dutch Auction" self tender offer (the "Tender Offer") to repurchase up to $4 billion of the company's common stock at a price of not less than $85 per share or more than $92 per share. The Tender Offer, which commenced on April 18, 2005, is set to expire on May 18, 2005, at midnight, New York City time, unless extended. The Tender Offer is subject to certain conditions described in the Offer to Purchase and related materials dated April 18, 2005.

        Kerr-McGee's board of directors is committed to continuing to build and deliver value to all stockholders. With improving market conditions in the chemical industry, we announced on March 8, 2005, that we are proceeding with the separation of the chemical business to unlock significant value for stockholders. We also have expanded our hedging program for 2005 through 2007 to secure attractive returns and underpin cash flows necessary to fund a prudent capital program and pay down debt. In addition, we are high grading our oil and gas portfolio by divesting of short-life, lower-growth properties. By taking these strategic actions, we are able to return significant immediate value to stockholders through the $4 billion Tender Offer.

        Also, on April 13, Mr. Carl Icahn, Mr. Barry Rosenstein and certain of their respective affiliates (together, the "Icahn/JANA parties") agreed to suspend their solicitation of proxies in connection with Kerr-McGee's upcoming annual meeting as part of a settlement agreement with the company. The Icahn/JANA parties have further agreed to withdraw their alternate board nominees from consideration for election to Kerr-McGee's board upon the acceptance for payment of shares of the company's common stock under the Tender Offer.

        As part of the settlement agreement, the company agreed that, following the completion of all other business, it would adjourn the 2005 Annual Meeting before the nomination or election of directors and reconvene on a date no earlier than June 7, 2005, or later than June 9, 2005, subject to possible further adjournment. The Icahn/JANA parties are permitted to commence re-soliciting of proxies if the company has not accepted shares for payment in the Tender Offer on or before May 25, 2005. Because of the company's intent to adjourn the 2005 Annual Meeting, your proxies for election of directors will be voted at the meeting when it is reconvened. The settlement agreement with the Icahn/JANA parties also provided for the dismissal of the company's legal action against those parties.

        Provided the Tender Offer is completed, the Icahn/JANA parties have agreed not to engage in certain activities involving the company, including a proxy solicitation, seeking board representation, a merger or other business combination or other stockholder proposal until May 10, 2008, which is the third anniversary of the upcoming annual meeting. If you would like more information about the agreement with the Icahn/JANA parties, the company filed the agreement with the U.S. Securities and Exchange Commission on April 14, 2005, as an exhibit to its Current Report on Form 8-K.

        We believe that our plan to deliver $4 billion in cash to our stockholders and the agreement with Mr. Icahn, Mr. Rosenstein and the other Icahn/JANA parties are in the best interest of all stockholders and the company.

        Again, if you have not already signed and returned the WHITE proxy card we mailed to you previously, Kerr-McGee encourages you to sign and return the enclosed WHITE proxy card. We urge you to vote FOR items 1, 2, 3 and 4, and AGAINST item 5 on the WHITE proxy card and to mail back the WHITE proxy card in the enclosed postage-paid envelope. Doing so will ensure that your shares are represented at the meeting.

        We are confident that Kerr-McGee is well positioned to deliver ongoing stockholder value as a pure-play oil and gas exploration and production company, and we thank you for your continued support.

Sincerely,

Gregory F. Pilcher Senior Vice President, General Counsel and Secretary

IMPORTANT INFORMATION:

        Statements in this letter regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include those statements preceded by, followed by or that otherwise include the words "expects," "believe," "projected," or similar words. In addition, any statements regarding possible commerciality, development plans, capacity expansions, drilling of new wells, ultimate recoverability of reserves, future production rates, cash flows and changes in any of the foregoing are forward-looking statements. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the timing, manner and success of the planned separation of Kerr-McGee's chemical business and the divestiture of certain oil and gas properties, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets (including changes in currency exchange rates), political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors section of the company's Annual Report on Form 10-K and other SEC filings. Actual results and developments may differ materially from those expressed or implied in this news release.

        This letter is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the company's common stock. The Tender Offer is being made only pursuant to the Offer to Purchase and the related materials dated April 18, 2005, as may be amended or supplemented from time to time. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that the company is filing with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the Tender Offer, toll free at 877-278-6310.

If you have questions or need assistance in voting your shares, please call:

17 State Street, 10th Floor
New York, NY 10004
(877) 278-6310 (Toll Free)

Banks and Brokerage Firms please call:
(212) 440-9800